                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


       ANNOUNCEMENT OF FURTHER ACTIONS INCLUDING REDUCTIONS OF DIRECTORS' REMUNERATION IN CONSIDERATION OF THE REPORT FROM THE INDEPENDENT COMMITTEE
                              FOR THE DPF INCIDENT


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 25, 2005
                 -----------------


Commission File Number      09929
                       --------------


                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                   Form 20-F   X       Form 40-F
                             -----               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                 No   X
                       -----              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 25, 2005



                                            MITSUI & CO., LTD.



                                            By: /s/ Tasuku Kondo
                                                --------------------------------
                                            Name:  Tasuku Kondo
                                            Title: Executive Director
                                                   Executive Vice President
                                                   Chief Financial Officer

                                                               February 25, 2005

                                                              Mitsui & Co., Ltd.

For immediate Release

To whom it may concern


       ANNOUNCEMENT OF FURTHER ACTIONS INCLUDING REDUCTIONS OF DIRECTORS'
              REMUNERATION IN CONSIDERATION OF THE REPORT FROM THE
                   INDEPENDENT COMMITTEE FOR THE DPF INCIDENT


Reference is made to our announcements dated November 22, 2004, December 1, 2004, and December 24, 2004 regarding the Diesel Particulate Filter ("DPF") incident. Since the identification of the incident, Mitsui has been earnestly taking the following actions:
     -    Responsive measures to DPF users
     -    Compensation for providers of subsidies relating to our DPFs
     - Disciplinary and legal actions on individuals directly involved in the data falsifications
     - Implementation of measures to prevent the recurrence of similar incidents in future

In our announcement on December 24, 2004 regarding the result of the internal investigation on the DPF incident together with actions based on such result, Mitsui stated that we recognized the responsibility of our management team which was unable to prevent the occurrence of these grave incidents, and would report on further actions in this respect at the earliest appropriate opportunity.

Subsequently, Mitsui established an Independent Committee for the DPF incident which was chaired by Mr. Yasutaka Okamura, Corporate Auditor, and was made up of the following five individuals, all of whom are independent from Mitsui.

     Ms. One Akiyama              CEO, Integrex Inc.
     Mr. Seinei Gondo             Attorney at Law, Chairman of the internal
                                  investigation committee for the DPF incident
     Mr. Kakutaro Kitashiro       Chairman of the Board, IBM Japan, Ltd.,
                                  Chairman, Japan Association of Corporate
                                  Executives
     Mr. Ko Matsukata             Corporate Auditor, Advisor to Mitsui Sumitomo
                                  Insurance Co., Ltd.
     Mr. Yasutaka Okamura         Corporate Auditor, Former Attorney General

The Independent Committee was asked to report on the following three points:
     - Consideration of the root causes and background which led to the DPF incident
     - Evaluation of the preventive measures announced on December 24, 2004, together with recommendations for further actions
     - Evaluation of the responsibility of our management team, together with recommendation for relevant actions in this respect

Mitsui received the report from the Independent Committee yesterday, and has given full consideration of the evaluations and recommendations. Taking into account other relevant factors including the grave social impact of the DPF incident and the losses and damages incurred by Mitsui, we resolved to implement disciplinary reductions of directors' remuneration at the extraordinary meeting of the Board of Directors held today. The remuneration reductions will be for three months beginning this March, as detailed below.
     -    50% reduction    President & CEO
     -    30% reduction    Director overseeing the relevant business unit
                           Director & Chief Compliance Officer
     -    20% reduction    Six other full-time Directors

We also took relevant disciplinary actions today on officers and managers who were responsible for supervising those individuals directly involved in the incident. In the meantime, we will seriously consider and implement the recommendations for further actions on preventive measures.

Mitsui again expresses our utmost regret to our DPF users and all the parties concerned as well as the citizens and the local communities for the occurrence of the incident.



                                         For further information, please contact
                                         Mitsui & Co., Ltd.
                                           Corporate Communications Division
                                             Tel: +81-3-3285-7564
                                           Investor Relations Division
                                             Tel: +81-3-3285-7910